                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.5)



                              Spartech Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     8472201
                                 (CUSIP Number)


                                British Vita PLC
                           c/o John T. O'Connor, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5548
              ______________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 21, 1998
              ______________________________________________________
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement:[ ].


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                                  SCHEDULE 13D

CUSIP NO.: 8472201


(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         British Vita PLC


(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               [ ]

         (b)               |X|


(3)      SEC USE ONLY


(4)       SOURCE OF FUNDS:  00


(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)           [ ]


(6)         CITIZENSHIP OR PLACE OF ORGANIZATION:
            England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER: NA

         (8)      SHARED VOTING POWER: 11,734,987

         (9)      SOLE DISPOSITIVE POWER: NA

         (10)     SHARED DISPOSITIVE POWER: 11,734,987


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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         11,734,987 shares of common stock*


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         43%**


(14)     TYPE OF REPORTING PERSON: CO



------------------
* Vita, through direct control of VIL, beneficially owns 11,734,987 Common
Shares.
** According to the Issuer's Quarterly report on Form 10-Q dated May 2, 1998, there were 27,145,958 shares of Common Stock outstanding on that date.


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                  This Statement constitutes Amendment No.5 to the Schedule 13D filed by British Vita PLC ("Vita") with the Securities and Exchange Commission (the "SEC") on September 18, 1989, as amended by Amendment No. 1 thereto filed with the SEC on December 6, 1989, Amendment No. 2 filed with the SEC on December 13, 1989, Amendment No. 3 filed with the SEC on May 26, 1994 and Amendment No. 4 filed with the SEC on May 1, 1995 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.75 per share (the "Common Stock"), of Spartech Corporation (the "Issuer"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

                  Other than as set forth herein, there has been no material change in the information set forth in items 1 through 7 of the Schedule 13D.

         1. Item 5 of the Schedule 13D is hereby amended to add at the end thereof the following:

                  As of July 21, 1998, the aggregate number of Common Shares beneficially owned by Vita is 11,734,987 or approximately 42% of the issued and outstanding Common Shares based upon the sum of 27,145,958 Common Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 2, 1998. Vita, through direct control of VIL, has the power to direct the voting and disposition of all 11,734,987 Common Shares.

                  Except as aforesaid, none of Vita, VIL, nor to the best
               knowledge of Vita or VIL, any of the executive officers and directors of Vita or VIL has effected any transactions in Common Shares since amendment No. 4 to the Schedule 13D was filed on May 1, 1995.

         2.    Item 7 is hereby amended to add at the end thereof the following:

         Exhibit 1 Stock Purchase Agreement dated June 10, 1998 by and between Vita International, Ltd., TCW Special Placements Fund I, TCW Special Placements Fund II and TCW Capital with respect to Capital Stock of Spartech Corporation.


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                                    SIGNATURE



                  The undersigned certifies that after reasonable inquiry and to the best of my knowledge and belief, the information set forth in this Amendment No. 5 to the Schedule 13D. I certify that the information set forth in this statement is true, complete and correct.

July 23, 1998


                                                     VITA International Ltd.


                                                     By: /s/ KR Bhatt
                                                     ---------------------------
                                                     Name:    KR Bhatt
                                                     Title:   Director


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                                  EXHIBIT INDEX


                                                                   Page on which
                                                                 Exhibit Appears

Exhibit 1- Stock Purchase Agreement dated June 10, 1998 by and between Vita International, Ltd., TCW Special Placements Fund I, TCW Special Placements Fund II and TCW Capital with respect to Capital Stock of Spartech Corporation.


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